UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

COMMONWEALTH TELEPHONE ENTERPRISES, INC.
(Name of Subject Company (Issuer))

COMMONWEALTH TELEPHONE ENTERPRISES, INC.
(Issuer)
CITIZENS COMMUNICATIONS COMPANY
(Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

3¼% Convertible Notes Due 2023
and 3¼% Series A Convertible Notes Due 2023
(Title of Class of Securities)

203349AA3
203349AB1
203349AC9
(CUSIP Number of Class of Securities)

Hilary E. Glassman, Esq.
Citizens Communications Company
3 High Ridge Park
Stamford, CT 06905
(203) 614-4625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(*)		Amount of Filing Fee
$58,184,414.90		$1,786.26

*Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for 3 1/4% Convertible Notes Due 2023 (the “2003 Notes”) and 3 1/4% Series A Convertible Notes Due 2023 (the “2005 Notes” and, together with the 2003 Notes, the “Notes”) in connection with a designated event repurchase offer pursuant to the applicable indenture, calculated as the sum of (a) $57,674,000, representing 100% of the principal amount of the Notes outstanding, plus (b) $510,414.90, representing accrued and unpaid interest on the Notes through April 22, 2007, the day prior to the currently anticipated payment date.  The amount of the filing fee, $30.70 for each $1,000,000 of value of the Notes proposed to be purchased, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,786.26	Filing Party: Citizens Communications Company
Form of Registration No.: Schedule TO	Date Filed: March 23, 2007

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  Third-party tender offer subject to Rule 14d-1.
☒  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTION

This AMENDMENT NO. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Citizens Communications Company (“Citizens”) and Commonwealth Telephone Enterprises, Inc. (“Commonwealth”), with the Securities and Exchange Commission (the “SEC”) on March 23, 2007, relating to an offer to purchase for cash all of (a) Commonwealth’s 3 1/4% Convertible Notes due 2023 (such series, the “2003 Notes”) and (b) Commonwealth’s 3 1/4% Series A Convertible Notes due 2023 (such series, the “2005 Notes” and, together with the 2003 Notes, the “Notes”) upon the terms and subject to the conditions set forth in the Notice of Designated Event and Offer to Purchase, dated March 23, 2007 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  The 2003 Notes were issued by Commonwealth pursuant to an Indenture dated as of July 18, 2003, between Commonwealth and The Bank of New York, as Trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of March 8, 2007, among Commonwealth, Citizens and the Trustee, and the 2005 Notes were issued by Commonwealth pursuant to an Indenture dated as of August 3, 2005, between Commonwealth and the Trustee, as amended by the First Supplemental Indenture dated as of March 8, 2007, among Commonwealth, Citizens and the Trustee.  Capitalized terms used but not otherwise defined shall have the respective meanings assigned to them in the Offer to Purchase.

The purpose of this Amendment is to report the results of the Offer. The press release issued by Citizens on April 23, 2007, announcing the completion and results of the Offer, is filed herewith as Exhibit (a)(5)(ii), and is incorporated herein by reference.

Item 4.      Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The Offer expired at 5:00 p.m., New York City time, on Friday, April 20, 2007.  No Notes were tendered in the Offer.  The press release issued by Citizens on April 23, 2007, announcing the completion and results of the Offer, is filed herewith as Exhibit (a)(5)(ii), and is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(ii) Press Release dated April 23, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2007	Citizens Communications Company

	By:	/s/ Hilary E. Glassman

	Name:	Hilary E. Glassman
	Title:	Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

By:	/s/ Hilary E. Glassman

Name:	Hilary E. Glassman
Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(i)	Notice of Designated Event and Offer to Purchase dated March 23, 2007.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(5)(i)	Press Release dated March 23, 2007.*
(a)(5)(ii)	Press Release dated April 23, 2007.
(b)	Not applicable.
(d)(1)
Indenture dated as of July 18, 2003, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.10 to Commonwealth’s Form S-1 Registration Statement filed on November 7, 2003).

(d)(2)
Indenture dated as of August 3, 2005, between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Commonwealth’s Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(3)
First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.1 to Commonwealth’s Report on Form 8-K filed on March 9, 2007).

(d)(4)
First Supplemental Indenture dated as of March 8, 2007, among Commonwealth Telephone Enterprises, Inc., Citizens Communications Company and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 10.2 to Commonwealth’s Report on Form 8-K filed on March 9, 2007).

(g)	Not applicable.
(h)	Not applicable.
*Previously filed on Schedule TO dated March 23, 2007.